UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
March 8, 2007
hanarotelecom incorporated
(Name of the Registrant)
17-7, Yeoido-dong, Yeongdeungpo-gu, Seoul, 150-874, Korea
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐           No ☑
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐           No ☑
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      )

     hanarotelecom incorporated (the “Company”) is furnishing under cover of Form 6-K, a fair and accurate English language translation of:
Exhibit 99.1:	shareholder reference material for the Company’s 2007 annual general meeting of shareholders scheduled for March 23, 2007, filed with Korea Securities Dealers Association Automated Quotation Market (“KOSDAQ”) and the Financial Supervisory Commission of Korea on March 8, 2007.

SIGNATURES
EXHIBIT INDEX
EX-99.1 REFERENCE MATERIAL FOR ANNUAL GENERAL MEETING SHAREHOLDERS

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

hanarotelecom incorporated

Date: March 8, 2007	By:	/s/ Janice Lee
Name: Janice Lee
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1:	Reference Material for Annual General Meeting of Shareholders